Prospectus Supplement Filed pursuant to Rule 424(b)(3)
Registration No. 333-137242

PROSPECTUS SUPPLEMENT NO. 6

DATED MAY 14, 2007

(To Prospectus Declared Effective on December 6, 2006)

INTERSEARCH GROUP, INC.

4,285,095 Shares

Common Stock

This Prospectus Supplement No. 6 supplements information contained in, and should be read in conjunction with, that certain Prospectus, dated December 6, 2006 (the “Original Prospectus”), as supplemented by that certain Prospectus Supplement No. 1, dated January 11, 2007 (“Supplement No. 1”), that certain Prospectus Supplement No. 2, dated January 23, 2007 (“Supplement No. 2”), that certain Prospectus Supplement No. 3 dated February 28, 2007 (“Supplement No. 3”), that certain Prospectus Supplement No. 4 dated March 30, 2007 (“Supplement No. 4”) and that certain Prospectus Supplement No. 5 dated April 6, 2007 (“Supplement No. 5”). This Prospectus Supplement No. 6 is not complete without, and may not be delivered or used except in connection with, the Original Prospectus, Supplement No. 1, Supplement No. 2, Supplement No. 3, Supplement No. 4 and Supplement No. 5. The shares that are the subject of the Original Prospectus, as supplemented, have been registered to permit their resale to the public by the selling shareholders named therein. We are not selling any shares of common stock in this offering and therefore will not receive any proceeds from this offering, other than the exercise price, if any, to be received upon exercise of the warrants referred to in the prospectus.

This Prospectus Supplement No. 6 includes the following document, as filed by us with the Securities and Exchange Commission:

•	The attached Quarterly Report on Form 10QSB of InterSearch Group, Inc.

Our common stock is traded on the American Stock Exchange, under the symbol “IGO”.

The Securities and Exchange Commission and state securities regulators have not approved or disapproved these securities or determined if this Prospectus Supplement No. 6 (or the Original Prospectus, Supplement No. 1, Supplement No. 2, Supplement No. 3, Supplement No. 4 or Supplement No. 5) is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this Prospectus Supplement No. 6 is May 14, 2007.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 10-QSB

☒	Quarterly report under Section 13 or 15(d) of the Securities Exchange Act of 1934

For the quarterly period ended March 31, 2007.

☐	Transition report under Section 13 or 15(d) of the Exchange Act

For the transition period from              to             .

Commission File Number 00-51776

INTERSEARCH GROUP, INC.

(Exact name of small business issuer as specified in its charter)

Florida	59-3234205
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

222 Kearny Street, Suite 550, San Francisco, CA 94108

(Address of principal executive offices)

(415) 962-9700

(Issuer’s telephone number, including area code)

Check whether the issuer (1) filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the past 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes  ☒    No  ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    Yes  ☐    No  ☒

Indicate the number of shares outstanding of each of the issuer’s classes of common equity, as of the latest practicable date:

As of April 30, 2007, there were 25,329,725 shares of the registrant’s common stock outstanding.

Transitional Small Business Disclosure Format (check one):    Yes  ☐    No  ☒

INTERSEARCH GROUP, INC. AND SUBSIDIARIES

INTERSEARCH GROUP, INC. AND SUBSIDIARIES

PART I. – FINANCIAL INFORMATION

ITEM 1 – FINANCIAL STATEMENTS

Condensed Consolidated Balance Sheets

(In thousands, except share and per share data)

	March 31, 2007	December 31, 2006
	(unaudited)
Assets
Current assets:
Cash	$1,315	347
Accounts receivable	7,247	4,060
Prepaid expenses and other	268	196
Deferred income taxes	16	38

Total current assets	8,846	4,641

Office equipment, net	1,404	1,416
Debt issuance costs, net	702	743
Patents and trademarks, net	80	83
Domains, net	13,146	13,398
Goodwill	573	573
Deferred income taxes	261	253

Total	$25,012	21,107

Liabilities and Stockholders' Equity

Current liabilities:
Revolving line of credit	—	518
Accrued liabilities	2,203	1,002
Accounts payable	1,787	1,793
Deferred revenue	238	60

Total current liabilities	4,228	3,373

Notes Payable, net of discount	6,585	6,561
Total Liabilities	10,813	9,934

Stockholders' equity:
Preferred stock, $.001 par value, 5,000,000 shares authorized, no shares issued and outstanding	—	—
Common stock, $.001 par value; 125,000,000 shares authorized, 25,329,725 and 25,051,432 shares issued and outstanding	25	25
Additional paid-in capital	9,100	8,713
Retained earnings	5,074	2,435

Total stockholders' equity	14,199	11,173

Total	$25,012	21,107

See accompanying Notes to Condensed Consolidated Financial Statements.

INTERSEARCH GROUP, INC. AND SUBSIDIARIES

Condensed Consolidated Statements of Earnings (Unaudited)

(In thousands, except per share data)

	Three Months Ended March 31,
	2007	2006
Revenues	$10,844	8,024
Cost of revenues	3,371	2,520

Gross profit	7,473	5,504

Operating expenses:
Sales and marketing expense	238	274
General and administrative expense	2,537	1,706

Total operating expenses	2,775	1,980

Earnings from operations	4,698	3,524
Interest expense	306	27
Loss on derivative instrument	—	19

Earnings before income taxes	4,392	3,478
Income taxes	1,753	1,401

Net earnings	$2,639	2,077

Basic earnings per share	$.10	.08

Diluted earnings per share	$.09	.08

See accompanying Notes to Condensed Consolidated Financial Statements.

INTERSEARCH GROUP, INC. AND SUBSIDIARIES

Condensed Consolidated Statements of Stockholders’ Equity

For the Three Months Ended March 31, 2007 and 2006

(Dollars in thousands)

	Common Stock		Additional Paid-In Capital	Retained Earnings (Accumulated Deficit)	Notes Receivable	Total Stockholders' Equity
	Shares	Amount
Balance at December 31, 2005	25,219,282	$25	4,054	(982)	(65)	3,032
Exercise of common stock options (unaudited)	6,250	—	1	—	—	1
Warrant liability, reclassified to stockholders' equity (unaudited)	—	—	3,283	—	—	3,283
Stock compensation (unaudited)	—	—	31	—	—	31
Net earnings (unaudited)	—	—	—	2,077	—	2,077

Balance at March 31, 2006 (unaudited)	25,225,532	$25	7,369	1,095	(65)	8,424

Balance at December 31, 2006	25,051,432	$25	8,713	2,435	—	11,173
Exercise of common stock options (unaudited)	83,593	—	29	—	—	29
Exercise of common stock warrants, net (unaudited)	194,700	—	210	—	—	210
Stock compensation (unaudited)	—	—	148	—	—	148
Net earnings (unaudited)	—	—	—	2,639	—	2,639

Balance at March 31, 2007 (unaudited)	25,329,725	$25	9,100	5,074	—	14,199

See accompanying Notes to Condensed Consolidated Financial Statements.

INTERSEARCH GROUP, INC. AND SUBSIDIARIES

Condensed Consolidated Statements of Cash Flows (Unaudited)

(In thousands)

	Three Months Ended March 31,
	2007	2006
Cash flows from operating activities:
Net earnings	$2,639	2,077
Adjustments to reconcile net earnings to net cash provided by operating activities:
Depreciation	105	36
Amortization of domains and other	255	217
Amortization of debt issuance costs and discounts	65	—
Deferred income taxes (benefit)	14	(41)
Loss on derivative instrument	—	19
Stock compensation	148	31
Increase in accounts receivable	(3,187)	(849)
Increase in prepaid expenses and other	(72)	(124)
(Decrease) increase in accounts payable	(6)	189
Increase in accrued liabilities	1,201	428
Increase (decrease) in deferred revenue	178	(196)

Net cash provided by operating activities	1,340	1,787

Cash flows from investing activity-
Purchase of office equipment	(93)	(50)

Cash flows from financing activities:
Proceeds from exercise of common stock warrants	210	—
Repayment of note payable	—	(693)
Net decrease in revolving lines of credit	(518)	(727)
Exercise of common stock options	29	1

Net cash used in financing activities	(279)	(1,419)

Net increase in cash	968	318
Cash at beginning of period	347	577

Cash at end of period	$1,315	895

Supplemental disclosure of cash flow information:
Cash paid during the period for:
Interest	$241	35

Income taxes	$82	743

Noncash financing activity-
Common stock warrants reclassified to additional paid-in capital	$—	3,283

See accompanying Notes to Condensed Consolidated Financial Statements.

INTERSEARCH GROUP, INC. AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements

For the Three Months Ended March 31, 2007 and 2006 (Unaudited)

(1) Description of Business and Basis of Presentation

The accompanying unaudited condensed consolidated financial statements include the accounts of InterSearch Group, Inc. and it’s wholly-owned subsidiaries which consist of Walnut Ventures, Inc. (“Walnut”), InterSearch Corporate Services, Inc. (“ICS”), La Jolla Internet Properties, Inc. (“La Jolla”), Internet Revenue Services, Inc. (“IRS”), Overseas Internet Properties, Inc. (“Overseas”), and Dotted Ventures, Inc. (“Dotted”), collectively, the “Company”.

The unaudited condensed consolidated financial statements of the Company have been prepared in accordance with accounting principles generally accepted in the United States of America for interim financial information and pursuant to the instructions of Item 310(b) of Regulation S-B under the Securities Act of 1933, as amended. Accordingly, they do not include all of the information and notes required by generally accepted accounting principles for annual financial statements. In the opinion of management, all adjustments (consisting only of normal recurring adjustments) considered necessary for a fair presentation have been included. Operating results for the three months ended March 31, 2007 are not necessarily indicative of the results that may be expected for the year ended December 31, 2007, or for any other period. The condensed consolidated balance sheet at December 31, 2006 has been derived from the audited consolidated financial statements at that date, but does not include all of the information and notes required by accounting principles generally accepted in the United States of America for complete financial statements. These unaudited condensed consolidated financial statements and notes should be read in conjunction with the Company’s audited financial statements and accompanying notes included in the Annual Report on Form 10-KSB for the year ended December 31, 2006 filed with the Securities and Exchange Commission.

Walnut operates in the pay-per-click search engine and Internet advertising industries.

ICS is engaged principally in the business of providing highly skilled Internet and technology consultants through outsourcing to entities operating within the banking, insurance and securities sectors. ICS’s primary market is the continental United States.

La Jolla operates in the pay-per-click search engine and Internet advertising industries.

IRS owns and maintains a large portion of the domain portfolio that operates in the direct navigation market, including www.irs.com .

Overseas operates in the international pay-per-click search engine and Internet advertising industries.

Dotted owns an ICANN accredited domain Registrar business that is expected to help the Company build out its service offering in and around domain portfolio management.

(2) Significant Accounting Policies

The preparation of condensed consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the condensed consolidated financial statements and the reported amounts of revenues and expenses during the reporting periods. These judgments are difficult as matters that are inherently uncertain directly impact their valuation and accounting. Actual results may vary from management’s estimates and assumptions.

The Company’s significant accounting policies are disclosed in the Company’s Annual report on Form 10-KSB for the year ended December 31, 2006 filed with the Securities and Exchange Commission.

(continued)

INTERSEARCH GROUP, INC. AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements, Continued

(2) Significant Accounting Policies, Continued

Stock Compensation. Effective January 1, 2006, the Company adopted the fair value recognition provisions of Financial Accounting Standards Board (FASB) Statement No. 123(R), Share-Based Payment, (Statement of Financial Accounting Standards (SFAS) 123(R)), using the modified-prospective-transition method. Under that transition method, compensation cost recognized includes: (a) compensation cost for all share-based payments granted prior to, but not yet vested as of January 1, 2006 based on the grant date fair value calculated in accordance with the original provisions of SFAS 123, and (b) compensation cost for all share-based payments granted subsequent to December 31, 2005, based on the grant-date fair value estimated in accordance with the provisions of SFAS 123(R).

The Company established the 2004 Equity Incentive Plan (the “2004 Plan”) for employees and non-employee directors of the Company and reserved 1,531,624 shares of common stock for the 2004 Plan.

The Company’s board of directors terminated the 2004 Plan and replaced it with the 2005 Equity Incentive Plan (“2005 Plan”) as of December 16, 2005. This termination did not affect any outstanding options under the 2004 Plan, and all such options will continue to remain outstanding and governed by the 2004 Plan. Any Company employee, director, officer, consultant or advisor is eligible to receive an award under the 2005 Plan. The 744,124 shares available for issuance under the 2004 Plan as of December 16, 2005 were transferred to the 2005 Plan. On December 16, 2005, the Board of Directors of the Company approved and adopted an amendment to the 2005 Plan, subject to approval by the holders of a majority of the common stock, which approval became effective on July 27, 2006. The amendment increases from 744,124 to 1,744,124, the number of shares of common stock available to be granted under the 2005 Plan. At March 31, 2007, 565,375 shares remained available for grant.

Both incentive stock options and nonqualified stock options can be granted under the stock option plans. The exercise price of the stock options is determined by the board of directors at the time of grant, but can not be less than the fair market value of the common stock on the date of grant. The stock options vest over four years. The stock options must be exercised within ten years from the date of grant.

A summary of the stock option activity in the Company’s equity incentive plans is as follows (dollars in thousands, except per share amounts):

	Number of Shares	Weighted- Average Per Share Exercise Price	Weighted- Average Remaining Contractual Term	Aggregate Intrinsic Value
Outstanding at December 31, 2006	1,612,500	$1.24
Granted	565,000	2.77
Forfeited	(317,892)	1.52
Exercised	(83,593)	.35

Outstanding at March 31, 2007	1,776,015	$1.72	9.0 years	$1,410

Exercisable at March 31, 2007	595,587	$1.27	8.5 years	$681

The total intrinsic value of options exercised during the three months ended March 31, 2007 was $190,000, compared to $9,000 for the same period in 2006. There was no tax benefit recognized for the incentive stock options exercised in either period. At March 31, 2007, the Company had 1,180,428 unvested stock options outstanding and there was $1.1 million of total unrecognized compensation expense related to unvested share-based compensation arrangements granted under the plans. This cost is expected to be recognized monthly on a straight-line basis over the appropriate vesting periods through February 28, 2011. The total fair value of shares vested and recognized as compensation expense was $148,000 and $31,000 for the three months ended March 31, 2007 and 2006, respectively, and the associated income tax benefit recognized was $28,000 and $0 for the three months ended March 31, 2007 and 2006, respectively.

(continued)

INTERSEARCH GROUP, INC. AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements, Continued

(2) Significant Accounting Policies, Continued

Stock Compensation, Continued. The fair value of each option granted for the three months ended March 31, 2007 and 2006 is estimated on the date of grant using the Black-Scholes option-pricing model with the following assumptions (dollars in thousands, except per share data):

	Three Months Ended March 31,
	2007	2006
Risk-free interest rate	3.625% - 4.75%	4.61%
Dividend yield	—	—
Expected volatility	48% - 49%	34%
Expected life in years	5 - 6.25	6
Grant-date fair value of options issued during the period	$750	$67
Per share value of options at grant date	$1.19 - $ 1.59	$0.67

As part of its adoption of SFAS 123(R), the Company examined its historical pattern of option exercises in an effort to determine if there were any patterns based on certain employee populations. From this analysis, the Company could not identify any patterns in the exercise of options. As such, the Company used the guidance in Staff Accounting Bulletin No. 107 issued by the Securities and Exchange Commission to determine the estimated life of stock options issued subsequent to the adoption of SFAS 123(R). Based on this guidance, the estimated term was deemed to be the midpoint of the vesting term and the contractual term ((vesting term and original contractual term)/2). Expected volatility is based on historical volatility of the Company’s common stock. The risk-free rate is based on the U.S. Treasury Strips with similar expected lives at the time of grant. The dividend yield is based on the Company’s history and expectation of dividend payments.

(3) Earnings Per Share

Basic earnings per share is computed on the basis of the weighted-average number of common shares outstanding. Diluted earnings per share is computed based on the weighted-average number of shares outstanding plus the effect of outstanding stock options and warrants, computed using the treasury stock method. Earnings per common share have been computed based on the following:

(continued)

INTERSEARCH GROUP, INC. AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements, Continued

(3) Earnings Per Share, Continued

	Three Months Ended March 31,
	2007			2006
	Earnings	Weighted- Average Shares	Per Share Amount	Earnings	Weighted- Average Shares	Per Share Amount
	(dollars in thousands, except per share amounts)
Basic:
Net earnings available to common stockholders	$2,639	25,154,606	$.10	$2,077	25,220,949	$.08
Effect of dilutive securities:
Incremental shares from assumed conversion of options	—	545,921		—	590,657
Incremental shares from assumed conversion of warrants	—	3,512,756		—	1,875,000

Diluted:
Net earnings available to common stockholders and assumed conversions	$2,639	29,213,283	$.09	$2,077	27,686,606	$.08

(4) Warrants

On March 5, 2007, Barron Partners, L.P. exercised a portion of an outstanding warrant to purchase 130,700 shares of the Company’s common stock at an exercise price of $1.20 per share or an aggregate of $156,840. In addition, as a result of this transaction, the original placement agents that facilitated the Barron Partners investment received $15,684 and additional warrants to purchase 13,000 shares of the Company’s common stock exercisable at $1.20 per share and expiring September 2010. Using the Black-Scholes option-pricing model, assuming that the risk-free rate was 3.375%, there would be no dividends paid by the Company, the expected life was 2.5 years and 49% stock volatility the fair value was determined to be $30,000. This item was accounted for as a reduction of the proceeds from the warrant exercise.

On March 13, 2007, Barron Partners, L.P. exercised a portion of an outstanding warrant to purchase 64,000 shares of the Company’s common stock at an exercise price of $1.20 per share or an aggregate of $76,800. In addition, as a result of this transaction, the original placement agents that facilitated the Barron Partners investment received $7,680 and additional warrants to purchase 6,400 shares of the Company’s common stock exercisable at $1.20 per share and expiring September 2010. Using the Black-Scholes option-pricing model, assuming that the risk-free rate was 3.375%, there would be no dividends paid by the Company, the expected life was 2.5 years and 49% stock volatility the fair value was determined to be $13,000. This item was accounted for as a reduction of the proceeds from the warrant exercise.

(continued)

INTERSEARCH GROUP, INC. AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements, Continued

(5) Income Taxes

The Company records deferred income tax assets and liabilities to reflect the tax consequences on future years of temporary differences between revenues and expenses reported for financial statement and those reported for income tax purposes. The Company measures deferred tax assets and liabilities using the enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be realized or settled. Valuation allowances are provided against assets which are not likely to be realized.

The Company and its subsidiaries file a consolidated income tax return. Income taxes are allocated proportionately as if separate income tax returns were filed.

(6) Preferred Stock

The Company has authorized 5,000,000 shares of preferred stock. As of March 31, 2007, the Company has no outstanding shares of preferred stock.

(7) Notes Payable

In July 2006, the Company completed the sale of 13.50% Senior Subordinated Notes due 2011 in the aggregate principal amount of $7.0 million (the “Notes”), together with 195,000 shares of common stock and warrants to purchase up to an aggregate of 477,000 shares of common stock at an exercise price of $1.60. The warrants expire in July 2011. This debt financing resulted in gross proceeds of $7.0 million before placement agent fees and expenses associated with the transaction, which in aggregate totaled approximately $1.3 million consisting of debt issuance cost of $806,000 and debt discount of $483,000. The debt issuance costs are amortized over the term of the Notes using the effective interest method. The Notes issued by the Company are secured by first lien on all assets of tax-related Internet domains, including www.irs.com, and a second lien on all other assets of the Company, subordinated to the lien on all other assets of the Company’s senior lender, Silicon Valley Bank. Prior to maturity, the Notes (i) will be interest-only for the first two years; (ii) will amortize 20% of the principal amount in year three; will amortize 25% of the principal amount in year four; and (iii) will amortize the remainder of the principal amount in year five, with payments of principal, as applicable, and interest due monthly. The Notes can be prepaid by the Company in whole or in part in any amount greater than $100,000 at any time without penalty. The note holders will have the right to accelerate repayment of the Notes if, among other things, the Company does not meet certain financial ratios per the agreement as of the last day of any fiscal quarter. Using the Black-Scholes option-pricing model, assuming that the risk-free interest rate was 5.11%, there would be no dividends paid by the Company, the contractual life was 2.5 years and 27% stock volatility, the fair value of the warrants issued was estimated to be $171,000. The combined fair value of the common stock and warrants issued was estimated to be $483,000. The Company recorded an original issue discount for this amount, which was reflected as a reduction of the outstanding subordinated debt balance of $7 million. The Company is amortizing the original issue discount over the life of the Notes using the effective interest method.

(8) Contingencies

The Company may become subject to governmental regulation arising from the normal course of business. On April 17, 2007 the U.S. House of Representatives passed H.R. 1677, The TaxPayer Protection Act of 2007 (“H.R. 1677”). Section 8 of H.R. 1677 amends Section 333, Title 31 of the U.S. Code to include Internet domain addresses in the prohibition on misuse of the U.S. Department of the Treasury names and symbols. The Company owns the Internet domain address www.irs.com, which is an acronym commonly associated with the Internal Revenue Service, a division of the U.S. Department of the Treasury. The ultimate impact of H.R. 1677, in its current form, is not presently determinable; however there can be no assurance that passage into law would not adversely affect the Company’s use of its Internet domain address www.irs.com as well as the Company’s overall operations.

INTERSEARCH GROUP, INC. AND SUBSIDIARIES

Review by Independent Registered Public Accounting Firm

Hacker, Johnson & Smith PA, the Company’s independent registered public accounting firm, have made a limited review of the financial data as of March 31, 2007, and for the three-month periods ended March 31, 2007 and 2006 presented in this document, in accordance with standards established by the Public Company Accounting Oversight Board.

Their report furnished pursuant to Article 10 of Regulation S-X is included herein.

Report of Independent Registered Public Accounting Firm

InterSearch Group, Inc.

San Francisco, California:

We have reviewed the accompanying condensed consolidated balance sheet of InterSearch Group, Inc. and Subsidiaries (the “Company”) as of March 31, 2007, and the related condensed consolidated statements of earnings, stockholders’ equity and cash flows for the three-month periods ended March 31, 2007 and 2006. These interim condensed financial statements are the responsibility of the Company’s management.

We conducted our reviews in accordance with the standards of the Public Company Accounting Oversight Board (United States). A review of interim financial information consists principally of applying analytical procedures and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with the standards of the Public Company Accounting Oversight Board, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Based on our reviews, we are not aware of any material modifications that should be made to the accompanying interim condensed consolidated financial statements for them to be in conformity with U.S. generally accepted accounting principles.

We have previously audited, in accordance with the standards of the Public Company Accounting Oversight Board, the consolidated balance sheet as of December 31, 2006, and the related consolidated statements of operations, stockholders’ equity and cash flows for the year then ended (not presented herein); and in our report dated March 27, 2007, we expressed an unqualified opinion on those financial statements. In our opinion, the information set forth in the accompanying condensed consolidated balance sheet as of December 31, 2006, is fairly stated, in all material respects, in relation to the consolidated balance sheet from which it has been derived.

/s/ Hacker, Johnson & Smith PA
HACKER, JOHNSON & SMITH PA
Tampa, Florida
May 10, 2007

INTERSEARCH GROUP, INC. AND SUBSIDIARIES

ITEM 2 – MANAGEMENT’S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION

When reading this section of this Quarterly Report, it is important that you also read the financial statements and related notes included elsewhere in this Quarterly Report and our Annual Report on From 10-KSB for the fiscal year ended December 31, 2006. This section of this Quarterly Report contains forward-looking statements that involve risks and uncertainties, such as statements of our plans, objectives, expectations, and intentions. We use words such as “anticipate,” “estimate,” “plan,” “project,” “continuing,” “ongoing,” “expect,” “believe,” “intend,” “may,” “will,” “should,” “could,” and similar expressions to identify forward-looking statement for many reasons, including those described in our Annual Report on Form 10-KSB for the fiscal year ended December 31, 2006 filed with the Securities and Exchange Commission (the “SEC”). The risks described in our Annual Report on Form 10-KSB for the fiscal year ended December 31, 2006 are not the only risks facing our Company. Additional risks and uncertainties not currently known to us or that we currently deem to be immaterial also may materially adversely affect our business, financial condition or operating results.

OVERVIEW

We primarily provide Internet search services that facilitate access to relevant information on the Internet. Our Internet search services enable businesses to increase their online transactions through targeted online advertising to Internet users in response to their keyword search queries.

We review our operations based on both our financial results and non-financial measures. Among the key financial factors upon which management focuses in reviewing performance are revenue-per-click and cost-per-click, which for the three months ended March 31, 2007 were approximately $0.30 and $0.09, respectively, compared to approximately $0.28 and $0.08, respectively for the three months ended March 31, 2006. When an Internet user clicks-through on a sponsored listing through our distribution network, our arrangements with our advertising network partners and direct advertisers provide that we receive a fixed percentage of their related advertising revenue. We currently depend, and expect to continue to depend in the near future, upon a relatively small number of advertising network partners and direct advertisers for a significant percentage of our revenues. Our advertising network partners, Yahoo! Search Marketing and Ask.com, formerly known as Ask Jeeves, together represented approximately 80% and 58% of our revenues for the three months ended March 31, 2007 and 2006, respectively. A significant reduction in click-throughs or an advertising network partner exerting significant pricing pressures on us would have a material adverse effect on our results of operations. Our largest expense is traffic acquisition costs, which consists primarily of revenue-sharing payments to our distribution network partners for access to their online user traffic. We are striving to decrease our cost-per-click by increasing the number of proprietary web properties that we own and manage. When Internet users access our owned or managed websites through direct navigation, it reduces our payments to distribution network partners.

The key non-financial measure that management reviews is number of click-throughs on advertiser listings, we call “paid clicks”, which for the three months ended March 31, 2007 and 2006 were approximately 34 million and 25 million, respectively. Our revenue growth depends, in part, on our ability to increase the number of paid clicks on the sponsored listings of our advertising network partners and direct advertisers displayed on our distribution network. We intend to expand and diversify our proprietary traffic sources, specifically by increasing our presence in the direct navigation market and increasing the number of other proprietary web properties that we own and manage.

The historical financial information reflected in this Quarterly Report does not include certain expenses that we will incur as the result of being a public company. For example, we will incur expenses relating to compliance with the provisions of the Sarbanes-Oxley Act of 2002 and the reporting requirements of the SEC. In addition, our operating expenses will increase as a result of implementing our growth strategy, as we will likely improve our information systems and reporting systems and increase personnel.

INTERSEARCH GROUP, INC. AND SUBSIDIARIES

Recent Developments

The application of new and existing laws and regulations to the Internet or other online services, could have a material adverse effect on our business, prospects, financial condition and results of operations. For example, on April 17, 2007, the U.S. House of Representatives passed H.R. 1677, The TaxPayer Protection Act of 2007 (“H.R. 1677”). Section 8 of H.R. 1677 amends Section 333, Title 31 of the U.S. Code to include Internet domain addresses in the prohibition on misuse of the U.S. Department of the Treasury names and symbols. We own the Internet domain address www.irs.com, which is an acronym commonly associated with the Internal Revenue Service, a division of the U.S. Department of the Treasury. The passage of H.R. 1677 into law in its current form could adversely affect the Company’s use of its Internet domain address www.irs.com as well as the Company’s overall operations. However, we believe that it is premature to assess the impact of H.R. 1677 on the Company’s business, as the passage of this bill into law in its identical form is currently too speculative. In the event H.R. 1677 becomes law in its current form, the Company intends to be diligent in its communications with the Internal Revenue Service in an effort to mitigate any potential negative effects of such legislation.

Business Segments

We had no reportable segments for the quarter ended March 31, 2007 and as such, prior year amounts were reclassified for comparability purposes.

Quarterly Results May Fluctuate

We enter into agreements with various distribution partners to provide distribution for the URL strings and advertisement listings of our advertising network partners. We generally pay distribution partners based on a percentage of revenue or a fixed amount per click-through on these listings. The level of paid clicks contributed by our distribution partners has varied, and we expect it will continue to vary, from quarter to quarter and year to year, sometimes significantly, for several reasons, including our ability to increase our distribution, which impacts the number of Internet users who have access to advertisers’ listings on our network, the amount these advertisers spend on their sponsored listings and the number of our advertising network partners.

We anticipate that these variables will fluctuate in the future, affecting our growth rate and our financial results. In particular, it is difficult to project the number of paid clicks we will deliver to our advertising network partners and web properties, how much advertisers will spend, and the rate of revenue sharing with our distribution network partners.

Our quarterly results have fluctuated in the past and may fluctuate in the future due to seasonal fluctuations in the level of Internet usage. As is typical in our industry, the second and third quarters of the calendar year generally experience relatively lower usage than the first and fourth quarters. It is generally understood that during the spring and summer months of the year, Internet usage is lower than during other times of the year, especially in comparison to the fourth quarter of the calendar year. The extent to which usage may decrease during these off-peak periods is difficult to predict. In addition, we expect that our acquisition of the website business of www.irs.com will further cause our revenues to be largely seasonal in nature, with peak revenues occurring during the tax filing season of January through April. Therefore, our quarterly results should not be relied upon as indicative of results for the entire fiscal year.

INTERSEARCH GROUP, INC. AND SUBSIDIARIES

RESULTS OF OPERATIONS

The following table sets forth information for the three months ended March 31, 2007 and 2006 derived from our unaudited condensed consolidated financial statements which, in the opinion of our management, reflect all adjustments, which are of a normal recurring nature, necessary to present such information fairly.

	Three Months Ended March 31,
	2007	2006
	(In thousands)
Statements of Earnings Data:
Revenues	$10,844	8,024

Cost of revenues	3,371	2,520
Sales and marketing	238	274
General and administrative	2,537	1,706

Total expenses	6,146	4,500
Earnings from operations	4,698	3,524
Interest expense	306	27
Loss on derivative instrument	—	19

Earnings before income taxes	4,392	3,478
Income taxes	1,753	1,401

Net earnings	$2,639	2,077

The following table sets forth our historical operating results as a percentage of revenue for the periods indicated:

	Three Months Ended March 31,
	2007	2006
Revenues	100%	100%

Cost of revenues	31	31
Sales and marketing	2	4
General and administrative	24	21

Total expenses	57	56

Earnings from operations	43	44
Interest expense	3	1
Loss on derivative instrument	—	—

Earnings before income taxes	40	43
Income taxes	16	17

Net earnings	24	26

INTERSEARCH GROUP, INC. AND SUBSIDIARIES

Three Months Ended March 31, 2007 Compared to Three Months Ended March 31, 2006

Revenue. Revenue increased 35% from $8 million for the three months ended March 31, 2006 to $10.8 million for the same period in 2007. This can be attributed to an increase in traffic to our proprietary websites through a combination of efforts in Search Engine Marketing, or Internet advertising, and Search Engine Optimization, or improving algorithmic search rankings.

Cost of Revenue. For the three months ended March 31, 2006 cost of revenue was $2.5 million and increased to $3.4 million for the same period in 2007. This 34% increase is primarily attributable to additional traffic acquisition costs and is commensurate with our efforts to increase revenue during the period.

Sales and Marketing. Sales and marketing expense decreased from $274,000 for the three months ended March 31, 2006 to $238,000 for the same period in 2007. This decrease of $36,000 is mainly attributable to a decrease in personnel and consulting costs.

General and Administrative. General and administrative expenses increased 49% from $1.7 million for the three months ended March 31, 2006 to $2.5 million for the same period in 2007. The increase is due to an increase in depreciation and amortization of $172,000, an increase in consulting costs of $214,000, and an increase in personnel and benefit, facility, and other various operating costs of $445,000. The increases from an overall standpoint were necessary to support continued growth in operations. We expect that our general and administrative expenses will continue to increase to the extent we expand our operations and incur additional costs in connection with being a public company, such as professional fees and insurance.

Interest Expense. Interest expense was $27,000 for the three months ended March 31, 2006 compared to $306,000 for the same period in 2007. The increase in interest expense is related to the sale of 13.50% notes in July 2006 in the aggregate principal amount of $7.0 million (the “Notes”).

Income Taxes. Our provision for income taxes was $1.4 million for the three months ended March 31, 2006 and increased to $1.8 million for the same period in 2007, an effective tax rate of 40% for each of these periods. This increase is primarily a result of an increase in our pretax earnings from $3.5 million for the three months ended March 31, 2006 compared to pretax earnings of $4.4 million for the three months ended March 31, 2007. The statutory effective tax rate is approximately 40%. Differences from the statutory effective tax rate result from permanent tax differences.

Net Earnings. Net earnings for the three months ended March 31, 2007 was $2.6 million or $0.10 per basic and $0.09 per diluted share compared to net earnings of $2.1 million or $0.08 per basic and diluted share for the same period in 2006.

INTERSEARCH GROUP, INC. AND SUBSIDIARIES

LIQUIDITY AND CAPITAL RESOURCES

Since inception, we have financed our growth primarily through operations and the use of our line of credit. We have engaged in private sales of our common stock and debt financing in order to fund the purchase price of some of our acquisitions. As of March 31, 2007, we had $1.3 million in cash as compared to $347,000 at December 31, 2006.

In July 2006, we completed the sale of the Notes, together with 195,000 shares of common stock and warrants to purchase up to an aggregate of 477,000 shares of common stock at an exercise price of $1.60. The warrants expire in July 2011. This debt financing resulted in gross proceeds of $7.0 million before placement agent fees and expenses associated with the transaction, which totaled approximately $1.3 million.

The proceeds from the sale of the Notes were used to redeem 1,025,000 shares of our common stock held in escrow for DotCom Corporation for a purchase price of $6,150,000, pursuant to the terms of a call option agreement and to pay $847,000 plus applicable interest pursuant to our settlement agreement with SmashClicks, LLC, both of which were paid in August, 2006.

We have a revolving line of credit with Silicon Valley Bank, which allows borrowings up to $1.25 million. As of March 31, 2007, we had no outstanding balance under this credit facility. The facility bears interest at 9.00% and requires the payment of a collateral handling fee ranging from 0.1% to 0.25% per month of financed receivables.

We continually review our capital requirements to ensure that we have sufficient funding available to support our anticipated levels of operations, obligations and growth strategies. We intend to use cash flow from operations, availability under our credit line, or a combination of both to fund anticipated levels of operations and acquisitions for the next 12 months.

In the comparisons below, net cash flows provided by operating activities primarily consist of net earnings adjusted for certain items such as depreciation and amortization, deferred income taxes and changes in working capital.

INTERSEARCH GROUP, INC. AND SUBSIDIARIES

Cash Flows for the Three Months Ended March 31, 2007

Net cash provided by operating activities for the three months ended March 31, 2007 was $1.3 million consisting primarily of net earnings of $2.6 million decreased by net adjustments totaling $1.3 million as a result of the increased growth in operations in 2007.

Net cash used in investing activities for the three months ended March 31, 2007 of $93,000 primarily was for the purchase of computer and office equipment.

Net cash used in financing activities for the three months ended March 31, 2007 was $279,000. This is primarily attributable to the net decrease in our credit facility of $518,000 partially offset by proceeds from exercise of common stock warrants and options. As of March 31, 2007 we did not have an outstanding principal balance on our credit facility.

Cash Flows for the Three Months Ended March 31, 2006

Net cash provided by operating activities for the three months ended March 31, 2006 was $1.8 million consisting primarily of net earnings of $2.1 million decreased by $300,000 as a result of the increased growth in operations in 2006 that led to an increase in accounts receivable.

Net cash used in investing activities for the three months ended March 31, 2006 of $50,000 primarily was for the purchase of computer and office equipment.

Net cash used in financing activities for the three months ended March 31, 2006 was $1.4 million. This is primarily attributable to the net decrease in our credit facility of $727,000 and the first installment of the Smashclicks, LLC note payable of $693,000.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

Our management’s discussion and analysis are based on our condensed consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of these condensed consolidated financial statements requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements as well as the reported net sales and expenses during the reporting periods. On an ongoing basis, we evaluate our estimates and assumptions. We base our estimates on historical experience and on various other factors that we believe are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

While our significant accounting policies are discussed in Note 2 to our unaudited condensed consolidated financial statements appearing at the beginning of this quarterly report and are fully disclosed in our annual report on Form 10-KSB for the year ended December 31, 2006 filed with the SEC, we believe that the following accounting policies are the most critical to aid you in fully understanding and evaluating our reported financial results.

INTERSEARCH GROUP, INC. AND SUBSIDIARIES

Revenue

We primarily generate revenue through our proprietary websites by providing Internet search services and online advertising. We typically recognize revenue when an Internet user clicks-through on an advertiser’s listing displayed on our network.

We have entered into agreements with various distribution partners in order to expand our distribution network, which includes search engines and our websites on which we include our advertisers’ listings and those of our advertising network partners. We generally pay distribution partners based on a specified percentage of revenue or a fixed amount per click-through on these listings. We act as the primary obligor in these transactions, and we are responsible for providing customer and administrative services to the advertiser. In accordance with Emerging Issue Task Force (EITF) Issue No. 99-19, Reporting Revenue Gross as a Principal Versus Net as an Agent, the revenue derived from advertisers who receive paid introductions through us as supplied by distribution partners is reported gross based upon the amounts received from the advertiser.

Goodwill and Intangible Assets

Goodwill represents the excess of the purchase price over the fair value of identifiable assets acquired and liabilities assumed in business combinations accounted for under the purchase method.

We apply the provisions of the FASB SFAS No. 142, Goodwill and Other Intangible Assets (“SFAS 142”). Goodwill and intangible assets acquired in a purchase business combination and determined to have an indefinite useful life are not amortized, but instead tested for impairment at least annually in accordance with the provisions of SFAS 142. SFAS 142 also requires that intangible assets with definite useful lives be amortized over their respective estimated useful lives to their estimated residual values, and reviewed for impairment in accordance with SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Asset (“SFAS 144”).

Goodwill is tested annually for impairment, or more frequently if events and circumstances indicate that the asset might be impaired. An impairment loss is recognized to the extent that the carrying amount exceeds the asset’s fair value. We recorded Goodwill related to our acquisition of ICS, and to date, no impairment charge has been taken. If the fair value is lower than the carrying value, a material impairment charge may be reported in our financial results.

We review our long-lived assets for impairment in accordance with SFAS 144 whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets held and used is measured by a comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment results in a write down to fair market value. Assets to be disposed of are separately presented on the balance sheet and reported at the lower of their carrying amount or fair value less costs to sell, and are no longer depreciated.

No impairment of our intangible assets has been indicated to date. To the extent such evaluation indicates that the useful lives of intangible assets are different than originally estimated, the amortization period is reduced or extended and, accordingly, the quarterly amortization expense is increased or decreased.

As a result of the significance of the goodwill and intangible asset carrying values, any impairment charges or changes to the estimated amortization periods could have a material adverse effect on our financial results.

Income Taxes

Deferred income tax assets and liabilities are recorded to reflect the tax consequences on future years of temporary differences between revenues and expenses reported for financial statement and those reported for income tax purposes. Deferred tax assets and liabilities are measured using the enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be realized or settled. Valuation allowances are provided against assets which are not likely to be realized. We file a consolidated income tax return. Income taxes are allocated proportionately as if separate income tax returns were filed.

INTERSEARCH GROUP, INC. AND SUBSIDIARIES

ITEM 3. CONTROLS AND PROCEDURES

Our Chief Executive Officer, Daniel M. O’Donnell, and Chief Financial Officer, Gary W. Bogatay, Jr., evaluated the effectiveness of our disclosure controls and procedures as of the end of the period covered by this report (the “Evaluation Date”), and concluded that, as of the Evaluation Date, our disclosure controls and procedures were effective to ensure that information we are required to disclose in our filings with the SEC under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and to ensure that information we are required to disclose in our reports filed under the Exchange Act is accumulated and communicated to our management, including our principal executive officer and principal financial officer, as appropriate to allow timely decisions regarding required disclosure. There have been no changes in our internal controls over financial reporting identified in connection with this evaluation that occurred during the period covered by this report that have affected, or are reasonably likely to materially affect, our internal controls over financial reporting.

PART II – OTHER INFORMATION

ITEM 1. LEGAL PROCEEDINGS

We are not involved in any legal proceedings other than routine litigation arising in the normal course of business. We do not believe the results of such litigation, even if the outcome were unfavorable to us, would have a material adverse effect on our business, financial condition or results of operations.

ITEM 2. UNREGISTERED SALES OF EQUITY SECURITIES AND USE OF PROCEEDS

On March 5, 2007, Barron Partners, L.P. exercised a portion of an outstanding warrant to purchase 130,700 shares of common stock at an exercise price of $1.20 or an aggregate of $156,840. In addition, as a result of this transaction, Gunn Allen Financial and Pacific Summit Securities together received $15,684 and warrants to purchase 13,000 shares of common stock exercisable at $1.20 per share and expiring September 2010.

On March 13, 2007, Barron Partners, L.P. exercised a portion of an outstanding warrant to purchase 64,000 shares of common stock at an exercise price of $1.20 or an aggregate of $76,800. In addition, as a result of this transaction, Gunn Allen Financial and Pacific Summit Securities together received $7,680 and warrants to purchase 6,400 shares of common stock exercisable at $1.20 per share and expiring September 2010.

ITEM 3. DEFAULTS UPON SENIOR SECURITIES

Not applicable.

ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

Not applicable.

ITEM 5. OTHER INFORMATION

Not applicable.

INTERSEARCH GROUP, INC. AND SUBSIDIARIES

ITEM 6. EXHIBITS

Incorporated by Reference
Exhibit Number	Exhibit Description	Form	File No.	Exhibit No.	Filing Date	Filed Herewith
10.1	Employment Agreement by and between InterSearch Group, Inc. and Daniel M. O’Donnell dated February 22, 2007					X

10.2	Employment Agreement by and between InterSearch Group, Inc. and Gary W. Bogatay dated February 22, 2007					X

10.3	Employment Agreement by and between InterSearch Group, Inc. and Kimberly O’Donnell dated October 27, 2004					X

15.1	Letter on Unaudited Interim Financial Information					X

31.1	Certification by Chief Executive Officer pursuant to Rule 13a-14(a) and 15d-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.					X

31.2	Certification by Chief Financial Officer pursuant to Rule 13a-14(a) and 15d-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.					X

32.1	Certification by Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted by Section 906 of the Sarbanes-Oxley Act of 2002.					X

32.2	Certification by Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted by Section 906 of the Sarbanes-Oxley Act of 2002.					X

INTERSEARCH GROUP, INC. AND SUBSIDIARIES

SIGNATURES

In accordance with the requirements of the Exchange Act, the registrant caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INTERSEARCH GROUP, INC.

May 14, 2007	By	/s/ Daniel M. O’Donnell
Daniel M. O’Donnell
President and Chief Executive Officer
(Principal Executive Officer)

May 14, 2007	By	/s/ Gary W. Bogatay, Jr.
Gary W. Bogatay, Jr.
Chief Financial Officer, Secretary and Treasurer
(Principal Financial and Accounting Officer)

Exhibit 10.1

EMPLOYMENT AGREEMENT

THIS AGREEMENT is made as of the 22nd day of February, 2007 by and between INTERSEARCH GROUP, INC., a Florida corporation (the “Company”), and DANIEL M. O’DONNELL (the “Employee”).

W I T N E S S E T H :

WHEREAS, the Company desires to assure itself of the Employee’s continued employment in an Employee capacity; and

WHEREAS, the Employee desires to be employed by the Company on the terms and conditions hereinafter set forth.

NOW, THEREFORE, in consideration of the mutual covenants and agreements of the parties contained herein, and other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties hereto covenant and agree as follows:

1. Employment and Duties. Subject to the terms and conditions of this Agreement, the Company shall employ the Employee during the Term (as hereinafter defined) as the Chief Executive Officer of the Company, in such management capacities as may be assigned, from time to time, by the Company. The Employee accepts such employment and agrees to devote his best efforts and entire business time, skill, labor and attention to the performance of such duties. In addition, the Employee agrees to serve without additional compensation if elected or appointed to any additional office or position, including as a director, of the Company or any subsidiary or affiliate of the Company. The Company and the Employee hereby agree that the Employment Agreement, dated December 10, 2004, as amended on February 1, 2005, previously entered into between Company and the Employee is hereby terminated in its entirety and that the Employee hereby waives and releases any and all rights, entitlements, claims, causes of action, compensation, or benefits of any sort arising under such previous employment agreement, other than base salary which may have accrued thereunder and not been paid to the Employee as of the date of this Agreement.

2. Term. Subject to the terms and conditions of this Agreement, including but not limited to the provisions for termination set forth in Section 5 hereof, the employment of the Employee under this Agreement shall commence as of January 1, 2007 and shall continue through and including the close of business on the first annual anniversary date thereof (such term shall herein be defined as the “Term”); provided, however, that this Agreement shall automatically renew for successive one (1) year terms unless and until terminated earlier pursuant to Section 5 hereof or until either party provides the other notice of nonrenewal at least thirty (30) days prior to the expiration of any term. If at any time the Company provides the Employee with a notice of nonrenewal, the Company shall be liable for all monies and benefits due through the remainder of the term of the Agreement and the Employee shall be considered to have been terminated under Section 5(d) of this Agreement as of the last day of the Employee’s employment.

3. Compensation.

a. Base Salary and Bonus. As compensation for the Employee’s services under this Agreement, the Employee shall receive, and the Company shall pay, a base salary of Two Hundred Seventy-Five Thousand and No/100 Dollars ($275,000.00) per year (the “Base Salary”). The Base Salary may be increased, but not decreased, during the Term, in the Board of Directors’ discretion, based upon the Employee’s performance and any other factors the Board of Directors deems relevant. The Base Salary shall be payable in accordance with the policy then prevailing for the Company’s Employees. In addition, the Employee shall be entitled to participate in and receive payments from all other bonus and other incentive compensation plans as may be adopted by the Company on the same basis as other Employee officers of the Company. Notwithstanding the date of this Agreement, the base salary and bonus eligibility provided in this Section 3(a) and the benefits provided in Section 3(c) hereof will be effective as of January 1, 2007, with any retroactive salary amount being payable by the Company within a reasonable period of time following the execution of this Agreement.

b. Payments. All amounts paid pursuant to this Agreement shall be subject to withholding or deduction by reason of the Federal Insurance Contribution Act, Federal income tax, state and local income tax, if any, and comparable laws and regulations.

c. Other Benefits. The Employee shall be reimbursed by the Company for all reasonable and customary travel and other business expenses incurred by the Employee in the performance of the Employee’s duties hereunder in accordance with the Company’s standard policy regarding expense verification practices. The Employee shall be entitled to that number of weeks paid vacation per year that is available to other Employee officers of the Company in accordance with the Company’s standard policy regarding vacations, and shall be eligible to participate in such pension, life insurance, health insurance, disability insurance and other employee benefits plans, if any, which the Company may from time to time make available to its Employee officers generally.

4. Proprietary Information and Invention Assignment Agreement.

a. The Employee Proprietary Information and Invention Assignment Agreement (the “Proprietary Information Agreement”) previously executed by the Employee shall continue in effect during the term of this Agreement. The Employee’s obligations under the Proprietary Information Agreement, including, without limitation, obligations with respect to confidential and proprietary information, assignment of inventions, treatment of Company property and non-solicitation shall survive any termination of this Agreement or of the Employee’s employment with the Company.

5. Termination.

a. Death. In the event of employee death during the term covered by this Agreement, the Employee’s employment and benefits shall terminate in accordance with Section 5(d) of this Agreement.

b. Disability. If, during the Term, the Employee becomes physically or mentally disabled in accordance with the terms and conditions of any disability insurance policy covering the Employee or, if due to such physical or mental disability, the Employee becomes unable for a period of more than six (6) consecutive months to perform his duties hereunder on substantially a full-time basis as determined by the Company in its sole reasonable discretion, the Company may, at its option, terminate the Employee’s employment hereunder in accordance with Section 5(d) of this Agreement upon the termination of the six (6) month period referenced in this Section 5(b).

c. Termination for Cause. The Company may terminate the Employee’s employment hereunder for Cause effective immediately upon notice. For purposes of this Agreement, the Company shall have “Cause” to terminate the Employee’s employment hereunder: (i) if the Employee engages in conduct which has caused substantial and serious injury to the Company; (ii) if the Employee is convicted of a felony, as evidenced by a binding and final judgment, order or decree of a court of competent jurisdiction; (iii) for the Employee’s repeated neglect of his duties hereunder or the Employee’s refusal to perform his duties or responsibilities hereunder, as determined by the Company’s Board of Directors in good faith; (iv) for the Employee’s violation of this Agreement or any other Agreement between the Employee and the Company; (v) chronic absenteeism; (vi) use of illegal drugs; (vii) insobriety by the Employee while performing his or her duties hereunder; (viii) any act of dishonesty or falsification of reports, records or information submitted by the Employee to the Company; (ix) Employee’s willful or reckless misconduct that causes material injury to the Company; and (x) the issuance of an injunction or other judicial relief against the Employee finding that the Employee has caused material injury to the Company and enjoining the Employee from causing further material injury to the Company. Prior to any termination for Cause by the Company of the Employee’s employment hereunder (other than for Cause which is not reasonably curable by the Employee), the Company shall provide the Employee with written notice of its intention so to terminate (the “Termination Notice”). The Termination Notice shall set forth in reasonable detail the grounds for the termination for Cause. The Employee shall have a period of thirty (30) days from the date of the receipt by the Employee of the Termination Notice, to remedy any act or omission of the Employee which constitutes the grounds for Cause hereunder. In the event of a termination of the Employee’s employment pursuant to this Section 5(c), the Company shall pay to the Employee, in lieu of all other amounts and in settlement and complete release of all claims the Employee may have against the Company, an amount equal to two (2) weeks Base Salary.

d. Termination Without Cause. If Employee’s employment hereunder is terminated by the Company for any reason other than pursuant to Sections 5(c), then the Company shall pay the Employee, in lieu of all other amounts and in settlement and complete release of all claims the Employee may have against the Company, the Severance Benefits. The “Severance Benefits” shall consist of:

(1) Payment of an amount equal to the total cash compensation, including Base Salary and any and all cash bonuses, paid to the Employee for services performed during the last completed fiscal year preceding his termination (“Cash Severance Compensation”), which amount shall be payable over the twelve (12)-month period subsequent to the termination in equal installments based on the Company’s regular payroll schedule and subject to applicable withholdings, provided however, that if the Lump Sum Date occurs prior to the payment in full of all installments of Cash Severance Compensation, then all remaining unpaid Cash Severance Compensation shall be paid on the Lump Sum Date. For purposes hereof, the “Lump Sum Date” shall mean the last pay day of the Company immediately before the fifteenth (15th) day of the third month after the end of the calendar year in which the termination occurs. For purposes of calculating Cash Severance Compensation, bonuses paid in arrears in January for services performed in the previous fiscal year are stipulated to be compensation for the year the services were performed.

(2) Continuation, at the cost of the Company, from the date of termination until the Lump Sum Date (or until the date on which the final payment of Cash Severance Compensation is made, if earlier than the Lump Sum Date), of the benefits for which the Employee is eligible and receiving on the date of termination, including, but not limited to, any pension, life insurance, health insurance, and other employee benefit plans, if any, which the Company may from time to time make available to its executive officers generally (but if the Company cannot continue to provide such benefits following termination under the terms of any applicable plan, law, rule, or regulation, then the Company will provide the substantial economic equivalent thereof, as determined by the Company in its reasonable discretion).

(3) Full accelerated vesting as of the date of termination of the Employee’s employment of any and all unvested stock options and any other equity awards granted to the Employee, and notwithstanding anything to the contrary set forth in any award agreement, certificate, or document granted to the Employee prior to the date hereof, the Employee shall have the continued right to exercise all vested stock options and other equity awards granted by the Company to the Employee for twelve (12) months following the date of termination of the Employee’s employment, but in no event beyond the earlier of (i) the original expiration or termination date of the options or equity awards or (ii) the day that immediately precedes the date on which the option or award would become deferred compensation subject to Section 409A of the Internal Revenue Code of 1986, as amended.

e. Voluntary Termination by the Employee. In the event of a termination of the Employee’s employment by the Employee prior to the end of the Term, all payments to the Employee hereunder shall immediately cease and terminate.

6. “Market Stand-Off” Agreement. The Employee hereby agrees that he shall not, to the extent requested by the Company or an underwriter of securities of the Company, sell or otherwise transfer or dispose of any shares of stock of the Company then owned by the Employee for (i) up to 180 days following the date of the final prospectus in connection with an initial public offering by the Company and (ii) up to 90 days following the date of the final prospectus in connection with any registration statement of the Company filed under the Securities Act within twenty-four months (24) months of the closing date of an initial public offering by the Company; provided, however, that such agreement shall be applicable only to the registration statements of the Company that cover securities to be sold to the public in an underwritten offering but not to shares held by Employee sold pursuant to such registration statement. In addition, the Employee agrees to execute an agreement, in the lead underwriter’s standard form, reflecting the foregoing at the time of the underwritten offering. The provisions of this Section 6 shall be binding upon any transferee or assignee of any shares of stock owned by the Employee.

7. Notice. For purposes of this Agreement, notices and all other communications provided for herein shall be in writing and shall be deemed to have been duly given when hand-delivered, sent by telecopier, facsimile transmission or other electronic means of transmitting written documents (as long as receipt is acknowledged) or mailed by United States certified or registered mail, return receipt requested, postage prepaid, addressed as follows:

If to the Employee, to the address set forth on the signature page

If to the Company:	222 Kearny Street; Suite 550
San Francisco, CA 94108
Attn: Frank J. McPartland

With a copy to:	Foley & Lardner LLP
100 North Tampa Street
Suite 2700
Tampa, Florida 33602
Attn: Martin A. Traber

or to such other address as either party may have furnished to the other in writing in accordance herewith, except that a notice of change of address shall be effective only upon receipt.

8. Miscellaneous. No provision of this Agreement may be modified or waived unless such waiver or modification is agreed to in writing signed by the parties hereto. No waiver by any party hereto of any breach by any other party hereto shall be deemed a waiver of any similar or dissimilar term or condition at the same or at any prior or subsequent time. This Agreement is the entire agreement between the parties hereto with respect to the Employee’s employment by the Company and there are no agreements or representations, oral or otherwise, expressed or implied, with respect to or related to the employment of the Employee which are not set forth in this Agreement. Any prior agreement relating to the Employee’s employment with the Company is hereby superseded and void, and is no longer in effect. This Agreement shall be binding upon and inure to the benefit of the Company, its respective successors and assigns, and the Employee and his heirs, executors, administrators and legal representatives. Except as expressly set forth herein, no party shall assign any of his or its rights under this Agreement without the prior written consent of the other party and any attempted assignment without such prior written consent shall be null and void and without legal effect. The parties agree that if any provision of this Agreement shall under any circumstances be deemed invalid or inoperative, the Agreement shall be construed with the invalid or inoperative provision deleted and the rights and obligations of the parties shall be construed and enforced accordingly. The validity, construction, enforcement, and interpretation of this Agreement are governed by the laws of the State of California and the federal laws of the United States of America, excluding the laws of those jurisdictions pertaining to resolution of conflicts with laws of other jurisdictions. Each party to this Agreement (a) consents to the personal jurisdiction of the state and federal courts having jurisdiction in San Francisco, California (b) stipulates that the proper, exclusive, and convenient venue for any legal proceeding arising out of this Agreement is San Francisco, California, for state court proceedings, and the Northern District of California; San Francisco Division, for federal district court proceedings, and (c) waives any defense, whether asserted by a motion or pleading, that San Francisco, California, or the Northern District of California; San Francisco Division, is an improper or inconvenient venue. This Agreement may be executed in one or more counterparts, each of which shall be deemed to be an original but all of which together will constitute but one and the same instrument. This Agreement has been jointly drafted by the respective representatives of the parties and no party shall be considered as being responsible for such drafting for the purpose of applying any rule constituting ambiguities against the drafter or otherwise.

IN WITNESS WHEREOF, the parties have executed this Agreement as of the day and year first above written.

INTERSEARCH GROUP, INC., a Florida corporation

By:	/s/ Frank J. McPartland
Frank J. McPartland
Vice Chairman of the Board

EMPLOYEE:

/s/ Daniel M. O’Donnell
Daniel M. O’Donnell

Address of Employee:
31 Fairfield Way
San Francisco, CA 94127

Exhibit 10.2

EMPLOYMENT AGREEMENT

THIS AGREEMENT is made as of the 22nd day of February, 2007 by and between INTERSEARCH GROUP, INC., a Florida corporation (the “Company”), and GARY W. BOGATAY, JR. (the “Employee”).

W I T N E S S E T H :

WHEREAS, the Company desires to assure itself of the Employee’s continued employment in an Employee capacity; and

WHEREAS, the Employee desires to be employed by the Company on the terms and conditions hereinafter set forth.

NOW, THEREFORE, in consideration of the mutual covenants and agreements of the parties contained herein, and other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties hereto covenant and agree as follows:

1. Employment and Duties. Subject to the terms and conditions of this Agreement, the Company shall employ the Employee during the Term (as hereinafter defined) as the Chief Financial Officer of the Company, in such management capacities as may be assigned, from time to time, by the Company. The Employee accepts such employment and agrees to devote his best efforts and entire business time, skill, labor and attention to the performance of such duties. In addition, the Employee agrees to serve without additional compensation if elected or appointed to any additional office or position, including as a director, of the Company or any subsidiary or affiliate of the Company. The Company and the Employee hereby agree that the Employment Agreement, dated December 10, 2004, previously entered into between Company and the Employee is hereby terminated in its entirety and that the Employee hereby waives and releases any and all rights, entitlements, claims, causes of action, compensation, or benefits of any sort arising under such previous employment agreement, other than base salary which may have accrued thereunder and not been paid to the Employee as of the date of this Agreement.

2. Term. Subject to the terms and conditions of this Agreement, including but not limited to the provisions for termination set forth in Section 5 hereof, the employment of the Employee under this Agreement shall commence as of January 1, 2007 and shall continue through and including the close of business on the first annual anniversary date thereof (such term shall herein be defined as the “Term”); provided, however, that this Agreement shall automatically renew for successive one (1) year terms unless and until terminated earlier pursuant to Section 5 hereof or until either party provides the other notice of nonrenewal at least thirty (30) days prior to the expiration of any term. If at any time the Company provides the Employee with a notice of nonrenewal, the Company shall be liable for all monies and benefits due through the remainder of the term of the Agreement and the Employee shall be considered to have been terminated under Section 5(d) of this Agreement as of the last day of the Employee’s employment.

3. Compensation.

a. Base Salary and Bonus. As compensation for the Employee’s services under this Agreement, the Employee shall receive, and the Company shall pay, a base salary of Two Hundred Thousand and No/100 Dollars ($200,000.00) per year (the “Base Salary”). The Base Salary may be increased, but not decreased, during the Term, in the Board of Directors’ discretion, based upon the Employee’s performance and any other factors the Board of Directors deems relevant. The Base Salary shall be payable in accordance with the policy then prevailing for the Company’s Employees. In addition, the Employee shall be entitled to participate in and receive payments from all other bonus and other incentive compensation plans as may be adopted by the Company on the same basis as other Employee officers of the Company. Notwithstanding the date of this Agreement, the base salary and bonus eligibility provided in this Section 3(a) and the benefits provided in Section 3(d) hereof will be effective as of January 1, 2007, with any retroactive salary amount being payable by the Company within a reasonable period of time following the execution of this Agreement.

b. Option Grant. In addition to the foregoing, the Company shall, on the date hereof, grant to the Employee an option to purchase up to 250,000 shares of the common stock of the Company, which option shall be issued in accordance with the terms of the Company’s 2005 Equity Incentive Plan (the “Plan”) and related standard form of incentive stock option agreement. The exercise price of the option shall be the Fair Market Value of the Stock, as such terms are defined in the Plan. The option shall vest over a four year period according to the Company’s standard vesting schedule, with the initial 25% of the option vesting one year from the grant date and the remainder of the option vesting monthly until fully vested.

c. Payments. All amounts paid pursuant to this Agreement shall be subject to withholding or deduction by reason of the Federal Insurance Contribution Act, Federal income tax, state and local income tax, if any, and comparable laws and regulations.

d. Other Benefits. The Employee shall be reimbursed by the Company for all reasonable and customary travel and other business expenses incurred by the Employee in the performance of the Employee’s duties hereunder in accordance with the Company’s standard policy regarding expense verification practices. The Employee shall be entitled to that number of weeks paid vacation per year that is available to other Employee officers of the Company in accordance with the Company’s standard policy regarding vacations, and shall be eligible to participate in such pension, life insurance, health insurance, disability insurance and other employee benefits plans, if any, which the Company may from time to time make available to its Employee officers generally.

4. Proprietary Information and Invention Assignment Agreement.

a. The Employee Proprietary Information and Invention Assignment Agreement (the “Proprietary Information Agreement”) previously executed by the Employee shall continue in effect during the term of this Agreement. The Employee’s obligations under the Proprietary Information Agreement, including, without limitation, obligations with respect to confidential and proprietary information, assignment of inventions, treatment of Company property and non-solicitation shall survive any termination of this Agreement or of the Employee’s employment with the Company.

5. Termination.

a. Death. In the event of employee death during the term covered by this Agreement, the Employee’s employment and benefits shall terminate in accordance with Section 5(d) of this Agreement.

b. Disability. If, during the Term, the Employee becomes physically or mentally disabled in accordance with the terms and conditions of any disability insurance policy covering the Employee or, if due to such physical or mental disability, the Employee becomes unable for a period of more than six (6) consecutive months to perform his duties hereunder on substantially a full-time basis as determined by the Company in its sole reasonable discretion, the Company may, at its option, terminate the Employee’s employment hereunder in accordance with Section 5(d) of this Agreement upon the termination of the six (6) month period referenced in this Section 5(b).

c. Termination for Cause. The Company may terminate the Employee’s employment hereunder for Cause effective immediately upon notice. For purposes of this Agreement, the Company shall have “Cause” to terminate the Employee’s employment hereunder: (i) if the Employee engages in conduct which has caused substantial and serious injury to the Company; (ii) if the Employee is convicted of a felony, as evidenced by a binding and final judgment, order or decree of a court of competent jurisdiction; (iii) for the Employee’s repeated neglect of his duties hereunder or the Employee’s refusal to perform his duties or responsibilities hereunder, as determined by the Company’s Board of Directors in good faith; (iv) for the Employee’s violation of this Agreement or any other Agreement between the Employee and the Company; (v) chronic absenteeism; (vi) use of illegal drugs; (vii) insobriety by the Employee while performing his or her duties hereunder; (viii) any act of dishonesty or falsification of reports, records or information submitted by the Employee to the Company; (ix) Employee’s willful or reckless misconduct that causes material injury to the Company; and (x) the issuance of an injunction or other judicial relief against the Employee finding that the Employee has caused material injury to the Company and enjoining the Employee from causing further material injury to the Company. Prior to any termination for Cause by the Company of the Employee’s employment hereunder (other than for Cause which is not reasonably curable by the Employee), the Company shall provide the Employee with written notice of its intention so to terminate (the “Termination Notice”). The Termination Notice shall set forth in reasonable detail the grounds for the termination for Cause. The Employee shall have a period of thirty (30) days from the date of the receipt by the Employee of the Termination Notice, to remedy any act or omission of the Employee which constitutes the grounds for Cause hereunder. In the event of a termination of the Employee’s employment pursuant to this Section 5(c), the Company shall pay to the Employee, in lieu of all other amounts and in settlement and complete release of all claims the Employee may have against the Company, an amount equal to two (2) weeks Base Salary.

d. Termination Without Cause. If Employee’s employment hereunder is terminated by the Company for any reason other than pursuant to Sections 5(c), then the Company shall pay the Employee, in lieu of all other amounts and in settlement and complete release of all claims the Employee may have against the Company, the Severance Benefits. The “Severance Benefits” shall consist of:

(1) Payment of an amount equal to the total cash compensation, including Base Salary and any and all cash bonuses, paid to the Employee for services performed during the last completed fiscal year preceding his termination (“Cash Severance Compensation”), which amount shall be payable over the twelve (12)-month period subsequent to the termination in equal installments based on the Company’s regular payroll schedule and subject to applicable withholdings, provided however, that if the Lump Sum Date occurs prior to the payment in full of all installments of Cash Severance Compensation, then all remaining unpaid Cash Severance Compensation shall be paid on the Lump Sum Date. For purposes hereof, the “Lump Sum Date” shall mean the last pay day of the Company immediately before the fifteenth (15th) day of the third month after the end of the calendar year in which the termination occurs. For purposes of calculating Cash Severance Compensation, bonuses paid in arrears in January for services performed in the previous fiscal year are stipulated to be compensation for the year the services were performed.

(2) Continuation, at the cost of the Company, from the date of termination until the Lump Sum Date (or until the date on which the final payment of Cash Severance Compensation is made, if earlier than the Lump Sum Date), of the benefits for which the Employee is eligible and receiving on the date of termination, including, but not limited to, any pension, life insurance, health insurance, and other employee benefit plans, if any, which the Company may from time to time make available to its executive officers generally (but if the Company cannot continue to provide such benefits following termination under the terms of any applicable plan, law, rule, or regulation, then the Company will provide the substantial economic equivalent thereof, as determined by the Company in its reasonable discretion).

(3) Full accelerated vesting as of the date of termination of the Employee’s employment of any and all unvested stock options and any other equity awards granted to the Employee, and notwithstanding anything to the contrary set forth in any award agreement, certificate, or document granted to the Employee prior to the date hereof, the Employee shall have the continued right to exercise all vested stock options and other equity awards granted by the Company to the Employee for twelve (12) months following the date of termination of the Employee’s employment, but in no event beyond the earlier of (i) the original expiration or termination date of the options or equity awards or (ii) the day that immediately precedes the date on which the option or award would become deferred compensation subject to Section 409A of the Internal Revenue Code of 1986, as amended.

e. Voluntary Termination by the Employee. In the event of a termination of the Employee’s employment by the Employee prior to the end of the Term, all payments to the Employee hereunder shall immediately cease and terminate.

6. “Market Stand-Off” Agreement. The Employee hereby agrees that he shall not, to the extent requested by the Company or an underwriter of securities of the Company, sell or otherwise transfer or dispose of any shares of stock of the Company then owned by the Employee for (i) up to 180 days following the date of the final prospectus in connection with an initial public offering by the Company and (ii) up to 90 days following the date of the final prospectus in connection with any registration statement of the Company filed under the Securities Act within twenty-four months (24) months of the closing date of an initial public offering by the Company; provided, however, that such agreement shall be applicable only to the registration statements of the Company that cover securities to be sold to the public in an underwritten offering but not to shares held by Employee sold pursuant to such registration statement. In addition, the Employee agrees to execute an agreement, in the lead underwriter’s standard form, reflecting the foregoing at the time of the underwritten offering. The provisions of this Section 6 shall be binding upon any transferee or assignee of any shares of stock owned by the Employee.

7. Notice. For purposes of this Agreement, notices and all other communications provided for herein shall be in writing and shall be deemed to have been duly given when hand-delivered, sent by telecopier, facsimile transmission or other electronic means of transmitting written documents (as long as receipt is acknowledged) or mailed by United States certified or registered mail, return receipt requested, postage prepaid, addressed as follows:

If to the Employee, to the address set forth on the signature page

If to the Company:	222 Kearny Street; Suite 550
San Francisco, CA 94108
Attn: Frank J. McPartland

With a copy to:	Foley & Lardner LLP
100 North Tampa Street
Suite 2700
Tampa, Florida 33602
Attn: Martin A. Traber

or to such other address as either party may have furnished to the other in writing in accordance herewith, except that a notice of change of address shall be effective only upon receipt.

8. Miscellaneous. No provision of this Agreement may be modified or waived unless such waiver or modification is agreed to in writing signed by the parties hereto. No waiver by any party hereto of any breach by any other party hereto shall be deemed a waiver of any similar or dissimilar term or condition at the same or at any prior or subsequent time. This Agreement is the entire agreement between the parties hereto with respect to the Employee’s employment by the Company and there are no agreements or representations, oral or otherwise, expressed or implied, with respect to or related to the employment of the Employee which are not set forth in this Agreement. Any prior agreement relating to the Employee’s employment with the Company is hereby superseded and void, and is no longer in effect. This Agreement shall be binding upon and inure to the benefit of the Company, its respective successors and assigns, and the Employee and his heirs, executors, administrators and legal representatives. Except as expressly set forth herein, no party shall assign any of his or its rights under this Agreement without the prior written consent of the other party and any attempted assignment without such prior written consent shall be null and void and without legal effect. The parties agree that if any provision of this Agreement shall under any circumstances be deemed invalid or inoperative, the Agreement shall be construed with the invalid or inoperative provision deleted and the rights and obligations of the parties shall be construed and enforced accordingly. The validity, construction, enforcement, and interpretation of this Agreement are governed by the laws of the State of California and the federal laws of the United States of America, excluding the laws of those jurisdictions pertaining to resolution of conflicts with laws of other jurisdictions. Each party to this Agreement (a) consents to the personal jurisdiction of the state and federal courts having jurisdiction in San Francisco, California, (b) stipulates that the proper, exclusive, and convenient venue for any legal proceeding arising out of this Agreement is San Francisco, California, for state court proceedings, and the Northern District of California, San Francisco Division, for federal district court proceedings, and (c) waives any defense, whether asserted by a motion or pleading, that San Francisco, California, or the Northern District of California, San Francisco Division, is an improper or inconvenient venue. This Agreement may be executed in one or more counterparts, each of which shall be deemed to be an original but all of which together will constitute but one and the same instrument. This Agreement has been jointly drafted by the respective representatives of the parties and no party shall be considered as being responsible for such drafting for the purpose of applying any rule constituting ambiguities against the drafter or otherwise.

IN WITNESS WHEREOF, the parties have executed this Agreement as of the day and year first above written.

INTERSEARCH GROUP, INC., a Florida corporation

By:	/s/ Frank J. McPartland
Frank J. McPartland
Vice Chairman of the Board

EMPLOYEE:

/s/ Gary W. Bogatay, Jr.
Gary W. Bogatay, Jr.

Address of Employee:

Exhibit 10.3

EMPLOYMENT AGREEMENT

THIS AGREEMENT is made as of the 27th day of October, 2004 (the “Effective Date”) by and between MBSL GROUP, INC., a Florida corporation (the “Company”), and KIMBERLY O’DONNELL (the “Employee”).

WITNESSETH:

WHEREAS, the Company desires to assure itself of the Employee’s continued employment in an Employee capacity; and

WHEREAS, the Employee desires to be employed by the Company on the terms and conditions hereinafter set forth.

NOW, THEREFORE, in consideration of the mutual covenants and agreements of the parties contained herein, and other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties hereto covenant and agree as follows:

1. Employment and Duties. Subject to the terms and conditions of this Agreement, the Company shall employ the Employee during the Term (as hereinafter defined) as the President of Corporate Consulting Services, Inc., a Nevada corporation, a wholly-owned subsidiary of the Company, in such management capacities as may be assigned, from time to time, by the Company. The Employee accepts such employment and agrees to devote his best efforts and entire business time, skill, labor and attention to the performance of such duties. In addition, the Employee agrees to serve without additional compensation if elected or appointed to any additional office or position, including as a director, of the Company or any subsidiary or affiliate of the Company.

2. Term. Subject to the terms and conditions of this Agreement, including but not limited to the provisions for termination set forth in Section 5 hereof, the employment of the Employee under this Agreement shall commence on the Effective Date and shall continue through and including the close of business on the first annual anniversary date thereof (such term shall herein be defined as the “Term”); provided, however, that this Agreement shall automatically renew for successive one (1) year terms unless and until terminated earlier pursuant to Section 5 hereof or until either party provides the other notice of nonrenewal at least thirty (30) days prior to the expiration of any term

3. Compensation.

a. Base Salary and Bonus. As compensation for the Employee’s services under this Agreement, the Employee shall receive, and the Company shall pay, a base salary of One Hundred Twenty thousand dollars ($120,000.00) (the “Base Salary”). The Base Salary may be increased, but not decreased, during the Term, in the Board of Directors’ discretion, based upon the Employee’s performance and any other factors the Board of Directors deems relevant. The Base Salary shall be payable in accordance with the policy then prevailing for the Company’s Employees. In addition, the Employee shall be entitled to participate in and receive payments from all other bonus and other incentive compensation plans as may be adopted by the Company on the same basis as other Employee officers of the Company.

b. Payments. All amounts paid pursuant to this Agreement shall be subject to withholding or deduction by reason of the Federal Insurance Contribution Act, Federal income tax, state and local income tax, if any, and comparable laws and regulations.

c. Other Benefits. The Employee shall be reimbursed by the Company for all reasonable and customary travel and other business expenses incurred by the Employee in the performance of the Employee’s duties hereunder in accordance with the Company’s standard policy regarding expense verification practices. The Employee shall be entitled to that number of weeks paid vacation per year that is available to other Employee officers of the Company in accordance with the Company’s standard policy regarding vacations, and shall be eligible to participate in such pension, life insurance, health insurance, disability insurance and other employee benefits plans, if any, which the Company may from time to time make available to its Employee officers generally.

4. Confidential Information.

a. The Employee has acquired and will acquire information and knowledge respecting the intimate and confidential affairs of the Company (for this purpose including all subsidiaries and affiliates, including without limitation confidential information with respect to the Company’s lists of customers (which includes potential customers that have expressed interest in the Company’s products or services, or which the Company has specifically targeted the offer of its products or services), suppliers, licensors, licensees, partners, investors, affiliates or others, training methods and materials, financial information, client lists, inventions, object or source code, business methodology, processes, production methods and techniques, promotional materials and information, and any other scientific, technical, trade or business secret or similar matters treated by the Company as confidential or proprietary (the “Confidential Information”). Accordingly, the Employee covenants and agrees that during the Employee’s employment by the Company (whether during the Term hereof or otherwise) and at any time thereafter, the Employee shall not, without the prior written consent of the Company, disclose to any person, other than a person to whom disclosure is reasonably necessary or appropriate in connection with the performance by the Employee of the Employee’s duties hereunder, any Confidential Information obtained by the Employee while in the employ of the Company.

b. The Employee agrees that all memoranda, notes, records, papers or other documents and all copies thereof relating to the Company’s operations or business, some of which may be prepared by the Employee, and all objects associated therewith in any way obtained by the Employee shall be the Company’s property. This shall include, but is not limited to, documents and objects concerning any customer lists, contracts, price lists, manuals, mailing lists, advertising materials, and all other materials and records of any kind that may be in the Employee’s possession or under the Employee’s control. The Employee shall not, except for the Company’s use, copy or duplicate any of the aforementioned documents or objects (except for the purpose of performing Employee’s duties) nor remove them from the Company’s facilities, nor use any information concerning them except for the

Company’s benefit, either during the Employee’s employment or thereafter. The Employee covenants and agrees that the Employee will deliver all of the aforementioned documents and objects, if any, that may be in the Employee’s possession to the Company upon termination of the Employee’s employment, or at any other time at the Company’s request.

5. Termination.

a. Death. In the event of employee death during the term covered by this Agreement, the Employee’s employment and benefits shall terminate 30 days after death

b. Disability. If, during the Term, the Employee becomes physically or mentally disabled in accordance with the terms and conditions of any disability insurance policy covering the Employee or, if due to such physical or mental disability, the Employee becomes unable for a period of more than six (6) consecutive months to perform his duties hereunder on substantially a full-time basis as determined by the Company in its sole reasonable discretion, the Company may, at its option, terminate the Employee’s employment hereunder upon the termination of the six (6) month period referenced in this Section 5(b).

c. Termination for Cause. The Company may terminate the Employee’s employment hereunder for Cause effective immediately upon notice. For purposes of this Agreement, the Company shall have “Cause” to terminate the Employee’s employment hereunder: (i) if the Employee engages in conduct which has caused, or is reasonably likely to cause, substantial and serious injury to the Company; (ii) if the Employee is convicted of a felony, as evidenced by a binding and final judgment, order or decree of a court of competent jurisdiction; (iii) for the Employee’s repeated neglect of his duties hereunder or the Employee’s refusal to perform his duties or responsibilities hereunder, as determined by the Company’s Board of Directors in good faith; (iv) for the Employee’s violation of this Agreement or any other Agreement between the Employee and the Company; (v) chronic absenteeism; (vi) use of illegal drugs or addiction to habit forming drugs; (vii) insobriety by the Employee while performing her duties hereunder; (viii) any act of dishonesty or falsification of reports, records or information submitted by the Employee to the Company; (ix) Employee’s willful or reckless misconduct that causes (or reasonably threatens to cause) material injury to the Company; and (x) the issuance of an injunction or other judicial relief against the Employee finding that the Employee has caused material injury to the Company and enjoining the Employee from causing further material injury to the Company. Prior to any termination for Cause by the Company of the Employee’s employment hereunder (other than for Cause which is not reasonably curable by the Employee), the Company shall provide the Employee with written notice of its intention so to terminate (the “Termination Notice”). The Termination Notice shall set forth in reasonable detail the grounds for the termination for Cause. The Employee shall have a period of thirty (30) days from the date of the receipt by the Employee of the Termination Notice, to remedy any act or omission of the Employee which constitutes the grounds for Cause hereunder. In the event of a termination of the Employee’s employment pursuant to this Section 5(c), the Company shall pay to the Employee, in lieu of all other amounts and in settlement and complete release of all claims the Employee may have against the Company, an amount equal to two (2) weeks Base Salary.

d. Termination Without Cause. In the event of a termination of the Employee’s employment pursuant to Sections 5(a) or 5(b), prior to the end of the Term, the Company shall pay the Employee, in lieu of all other amounts and in settlement and complete release of all claims the Employee may have against the Company, an amount equal to four (4) weeks Base Salary. If, however, Employee’s employment hereunder is terminated by the Company for any reason other than pursuant to Sections 5(a), 5(b), or 5(c), then the Company shall pay the Employee, in lieu of all other amounts and in settlement and complete release of all claims the Employee may have against the Company, the Severance Benefits.

i. Severance Benefits. The “Severance Benefits” shall include:

(1) Payment of the Base Salary for a period of one (1) year from the date of termination,

(2) Continuation, at the cost of the Company, for a period of one (1) year from the date of termination, of the benefits for which the Employee is eligible and receiving on the date of termination, including, but not limited to, any pension, life insurance, health insurance, disability insurance, and other employee benefit plans, if any, which the Company may from time to time make available to its executive officers generally.

e. Voluntary Termination by the Employee. In the event of a termination of the Employee’s employment by the Employee prior to the end of the Term, all payments to the Employee hereunder shall immediately cease and terminate.

6. “Market Stand-Off” Agreement. The Employee hereby agrees that he shall not, to the extent requested by the Company or an underwriter of securities of the Company, sell or otherwise transfer or dispose of any shares of stock of the Company then owned by the Employee for (i) up to 180 days following the date of the final prospectus in connection with an initial public offering by the Company and (ii) up to 90 days following the date of the final prospectus in connection with any registration statement of the Company filed under the Securities Act within twenty-four months (24) months of the closing date of an initial public offering by the Company; provided, however, that such agreement shall be applicable only to the registration statements of the Company that cover securities to be sold to the public in an underwritten offering but not to shares held by the Employee sold pursuant to such registration statement. In addition, the Employee agrees to execute an agreement, in the lead underwriter’s standard form, reflecting the foregoing at the time of the underwritten offering. The provisions of this Section 6 shall be binding upon any transferee or assignee of any shares of stock owned by the Employee.

7. Inventions and Discoveries.

a. Employee agrees that all inventions and discoveries, whether patentable or unpatentable, which are conceived or made by him/her during his/her employment, either solely or jointly with others, and which relate in any way to the products or business of the Company, shall belong to the Company.

b. Employee agrees that he/she will disclose to the Company in writing any inventions and discoveries covered by this Agreement. Employee further agrees that, without further remuneration, he/she will do any and all of the following acts at the request and expense of the Company:

i. execute any assignments of the Company or its nominee of the entire right, title, and interest in and to any such inventions and discoveries;

ii. execute any other proper instruments or documents necessary or desirable in applying for and obtaining patents on such inventions and discoveries in the United States and foreign countries;

iii. to the extent that Employee fails to so execute such assignments or instruments, he/she hereby appoints the Secretary of the Company as his/her attorney in fact to execute such assignments on such Employee’s behalf; and

iv. to cooperate in the prosecution or defense of any claims, lawsuits, or other proceedings involving such inventions and discoveries.

c. Employee agrees if, in the course of his/her employment, with the Company, he/she incorporates into the Company property an invention owned by Employee or in which he/she has an interest, the Company is granted a nonexclusive, royalty-free, irrevocable, perpetual, worldwide license to make, modify, use and sell Employee’s invention as part of and in connection with the Company property.

8. Works of Authorship.

a. Employee agrees that any works of authorship such as writings, computer programs, and the like which are authored or created by him/her during his/her employment, either solely or jointly with others, and which relate in any way to the business of the Company shall belong to the Company, whether copyrightable or not.

b. Employee further agrees that without further remuneration, he/she will do any and all of the following acts at the request and expense of the Company:

i. execute any assignment to the Company or its nominee of the entire right, title, and interest in and to any such works of authorship;

ii. execute any other proper instruments or documents necessary or desirable in applying for and obtaining registration of copyrights on such works of authorship in Canada and foreign countries, including renewal papers when appropriate; and

iii. cooperate in the prosecution or defense of any claims, lawsuits, or other proceedings involving such works or authorship.

iv. Employee hereby waives his/her right to enforce any moral or author’s right which Employee may have in such works of authorship.

9. Notice. For purposes of this Agreement, notices and all other communications provided for herein shall be in writing and shall be deemed to have been duly given when hand-delivered, sent by telecopier, facsimile transmission or other electronic means of transmitting written documents (as long as receipt is acknowledged) or mailed by United States certified or registered mail, return receipt requested, postage prepaid, addressed as follows:

If to the Employee, to the address set forth on the signature page

If to the Company:	4307 Bay Club Circle
Tampa, FL 33607
Attn: Frank J. McPartland

With a copy to:	Foley & Lardner LLP
100 North Tampa Street
Suite 2700
Tampa, Florida 33602
Attn: Martin A. Traber

or to such other address as either party may have furnished to the other in writing in accordance herewith, except that a notice of change of address shall be effective only upon receipt.

10. Miscellaneous. No provision of this Agreement may be modified or waived unless such waiver or modification is agreed to in writing signed by the parties hereto. No waiver by any party hereto of any breach by any other party hereto shall be deemed a waiver of any similar or dissimilar term or condition at the same or at any prior or subsequent time. This Agreement is the entire agreement between the parties hereto with respect to the Employee’s employment by the Company and there are no agreements or representations, oral or otherwise, expressed or implied, with respect to or related to the employment of the Employee which are not set forth in this Agreement. Any prior agreement relating to the Employee’s employment with the Company is hereby superceded and void, and is no longer in effect. This Agreement shall be binding upon and inure to the benefit of the Company, its respective successors and assigns, and the Employee and his heirs, executors, administrators and legal representatives. Except as expressly set forth herein, no party shall assign any of his or its rights under this Agreement without the prior written consent of the other party and any attempted assignment without such prior written consent shall be null and void and without legal effect. The parties agree that if any provision of this Agreement shall under any circumstances be deemed invalid or inoperative, the Agreement shall be construed with the invalid or inoperative provision deleted and the rights and obligations of the parties shall be construed and enforced accordingly. The validity, construction, enforcement, and interpretation of this Agreement are governed by the laws of the State of Florida and the federal laws of the United States of America, excluding the laws of those jurisdictions pertaining to resolution of conflicts with laws of other jurisdictions. Each party to this Agreement (a) consents to the personal jurisdiction of the state and federal courts having jurisdiction in Hillsborough County, Florida, (b) stipulates that the proper, exclusive, and convenient venue for any legal proceeding arising out of this Agreement is Hillsborough County, Florida, for state court proceedings, and the Middle District of Florida, Tampa

Division, for federal district court proceedings, and (c) waives any defense, whether asserted by a motion or pleading, that Hillsborough County, Florida, or the Middle District of Florida, Tampa Division, is an improper or inconvenient venue. This Agreement may be executed in one or more counterparts, each of which shall be deemed to be an original but all of which together will constitute but one and the same instrument. This Agreement has been jointly drafted by the respective representatives of the parties and no party shall be considered as being responsible for such drafting for the purpose of applying any rule constituting ambiguities against the drafter or otherwise.

EACH PARTY TO THIS AGREEMENT KNOWINGLY, VOLUNTARILY, AND INTENTIONALLY WAIVES THE RIGHT TO A JURY TRIAL IN ANY LAWSUIT BETWEEN THE PARTY AND ANY OTHER PARTY WITH RESPECT TO THIS AGREEMENT.

IN WITNESS WHEREOF, the parties have executed this Agreement as of the day and year first above written.

MBSL GROUP, INC., a Florida corporation

By:	/s/ Frank J. McPartland
Frank J. McPartland,
Chief Executive Officer

EMPLOYEE:

/s/ Kimberly O’Donnell
Kimberly O’Donnell

Address of Employee:
31 Fairfield Way
San Francisco, CA 94127

Exhibit 15.1

EXHIBIT 15.1 – LETTER ON UNAUDITED INTERIM FINANCIAL INFORMATION

In accordance with standards established by the Public Company Accounting Oversight Board, we have made a limited review of the financial data as of March 31, 2007, for the three month periods ended March 31, 2007 and 2006 (the “Report”) presented in the InterSearch Group, Inc. (the “Company”) Form 10-QSB for the quarter ended March 31, 2007.

We are aware of the incorporation by reference of our Report in the following registration statements:

(1) Registration Statement on Form S-8 (File No. 333-137592) pertaining to the Company’s 2004 Equity Incentive Plan and the Company’s 2005 Equity Incentive Plan; and

(2) Prospectus Supplement pertaining to the Company’s Registration Statement on Form SB-2 (No. 333-137242).

/s/ Hacker, Johnson & Smith PA
HACKER, JOHNSON & SMITH PA
Tampa, Florida
May 14, 2007

Exhibit 31.1

EXHIBIT 31.1 – CERTIFICATION OF PRINCIPAL EXECUTIVE OFFICER

I, Daniel M. O’Donnell, certify that:

1.	I have reviewed this Quarterly Report on Form 10-QSB of InterSearch Group, Inc.;

2.	Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.	Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the small business issuer as of, and for, the periods presented in this report;

4.	The small business issuer’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the small business issuer and have:

a)	Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the small business issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b)	Evaluated the effectiveness of the small business issuer’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

c)	Disclosed in this report any change in the small business issuer’s internal control over financial reporting that occurred during the small business issuer’s most recent fiscal quarter (the small business issuer’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the small business issuer’s internal control over financial reporting; and

5.	The small business issuer’s other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the small business issuer’s auditors and the audit committee of small business issuer’s board of directors (or persons performing the equivalent functions):

a)	All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the small business issuer’s ability to record, process, summarize and report financial information; and

b)	Any fraud, whether or not material, that involves management or other employees who have a significant role in the small business issuer’s internal control over financial reporting.

Date: May 14, 2007

/s/ Daniel M. O’Donnell
Daniel M. O’Donnell
President and Chief Executive Officer

Exhibit 31.2

EXHIBIT 31.2 – CERTIFICATION OF PRINCIPAL FINANCIAL OFFICER

I, Gary W. Bogatay, Jr., certify that:

1.	I have reviewed this Quarterly Report on Form 10-QSB of InterSearch Group, Inc.;

2.	Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.	Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the small business issuer as of, and for, the periods presented in this report;

4.	The small business issuer’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the small business issuer and have:

a)	Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the small business issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b)	Evaluated the effectiveness of the small business issuer’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

c)	Disclosed in this report any change in the small business issuer’s internal control over financial reporting that occurred during the small business issuer’s most recent fiscal quarter (the small business issuer’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the small business issuer’s internal control over financial reporting; and

5.	The small business issuer’s other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the small business issuer’s auditors and the audit committee of small business issuer’s board of directors (or persons performing the equivalent functions):

a)	All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the small business issuer’s ability to record, process, summarize and report financial information; and

b)	Any fraud, whether or not material, that involves management or other employees who have a significant role in the small business issuer’s internal control over financial reporting.

Date: May 14, 2007

/s/ Gary W. Bogatay, Jr.
Gary W. Bogatay, Jr.
Chief Financial Officer, Secretary and Treasurer

Exhibit 32.1

EXHIBIT 32.1 - WRITTEN STATEMENT OF THE CHIEF EXECUTIVE OFFICER PURSUANT TO 18

U.S.C. SECTION 1350

Solely for the purposes of complying with 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, I, the undersigned President and Chief Executive Officer of InterSearch Group, Inc., a Florida corporation (the “Company”), hereby certify, based on my knowledge, that the Quarterly Report on Form 10-QSB of the Company for the quarter ended March 31, 2007 (the “Report”) fully complies with the requirements of Section 13(a) of the Securities Exchange Act of 1934 and that information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ Daniel M. O’Donnell
Daniel M. O’Donnell
President and Chief Executive Officer

Dated: May 14, 2007

Exhibit 32.2

EXHIBIT 32.2 - WRITTEN STATEMENT OF THE CHIEF FINANCIAL OFFICER PURSUANT TO 18

U.S.C. SECTION 1350

Solely for the purposes of complying with 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, I, the undersigned Chief Financial Officer, Secretary and Treasurer of InterSearch Group, Inc., a Florida corporation (the “Company”), hereby certify, based on my knowledge, that the Quarterly Report on Form 10-QSB of the Company for the quarter ended March 31, 2007 (the “Report”) fully complies with the requirements of Section 13(a) of the Securities Exchange Act of 1934 and that information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ Gary W. Bogatay, Jr.
Gary W. Bogatay, Jr.
Chief Financial Officer, Secretary and Treasurer

Dated: May 14, 2007